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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


                                             Commission File Number  000-22813
                                                                   -------------

      (Check one):       [ ]Form 10-K and Form 10-KSB    [ ] Form 11-K
      [ ]Form 20-F       |X| Form 10-Q and Form 10-QSB  [ ] Form N-SAR


      For period ended          SEPTEMBER 30, 1999
                      ----------------------------------------------------------


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR


      For the transition period ended
                                       -----------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant     MOTO GUZZI CORPORATION
                             ---------------------------------------------------

      Former name if applicable   NORTH ATLANTIC ACQUISITION CORP.
                               -------------------------------------------------

                                  350 PARK AVENUE
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            Address of principal executive office (STREET AND NUMBER)


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      City, State and Zip Code    NEW YORK, NY 10022
                              --------------------------------------------------


                                     PART II
                             RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X|  (a)     The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense;

         |X|  (b)     The subject annual report, semi-annual report,
transition report on Forms 10- K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c)      The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.



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                                   PART III
                                   NARRATIVE


      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The financial and accounting services which are generally made available to the Company on a limited basis by its subsidiaries were unavailable on a timely basis because of other exigent assignments critical to the subsidiaries' financing and operations.



                                    PART IV
                               OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification.

          DAVID LERNER                              212-735-8609
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            (Name)                         (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                                 |X| Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  [ ] No


      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The merger of Moto Guzzi Corp. and North Atlantic Acquisition Corp. has been accounted for as a reverse acquisition by Moto Guzzi Corp. and, accordingly, the results reported in the quarter and nine months ended September 30, 1999 and September 30, 1998 are those of Moto Guzzi Corp. and not those of North Atlantic Acquisition Corp., a non-operating company formed only for the purpose of acquiring or merging with an operating business.

The results of operations for the quarter ended September 30, 1999 compared to the corresponding quarter of 1998 reflect the following significant changes:

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Net sales increased by Lit. 1.9 billion or 9.7% from Lit. 19.6 billion to Lit.
21.5 billion and unit sales increased to 1,608 in the 1999 period compared to 1,302 in 1998.

Gross margins decreased from Lit. 2.7 billion or 13.7% in the third quarter of 1998 to Lit. 2.5 billion, or 11.5% in the third quarter of 1999, due principally to lower average selling prices of the mix of units sold in 1999.

Selling, general and administrative expenses increased from Lit. 4.0 billion in 1998 to Lit. 4.5 billion in 1999 reflecting a new management team installed at Moto America and the development of the sales network.

As a result of the above factors, and the absence of a Lit. 1.9 billion charge for reorganization expense which was incurred in the third quarter of 1998, net loss in the third fiscal quarter of 1999 declined to Lit. 3.8 billion compared to Lit. 5.2 billion in the comparative 1998 quarter.

For the nine month period ended September 30, 1999, net loss increased to Lit.
14.2 billion from Lit. 8.6 billion in the 1998 period. The increase was largely due to lower sales in the first quarter of 1999 compared to 1998, which in turn was caused by a serious liquidity shortage in the 1999 period and the recognition of certain public administration sales in the 1998 period.

Gross margins declined to Lit. 5.4 billion, or 8.6% in the 1999 nine-month period, compared to Lit. 11.9 billion, or 17.6% in 1998. The decline was due to a lower-priced product mix and to the effect of fixed overhead being spread out over fewer units.


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                             MOTO BUZZI CORPORATION
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  NOVEMBER 15, 1999                   By    MARK S. HAUSER
     -------------------------              ------------------------------------
                                                Mark S. Hauser, President


            INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION


      Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).




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